Exhibit 20
NEWS RELEASE

                               THE HAIN FOOD GROUP
                           50 Charles Lindbergh Blvd.
                               Uniondale, NY 11553
                                 (516) 237-6200
                               Fax: (516) 237-6240


For Further Information
Please Contact:
Gary Jacobs, Chief Financial Officer              Roger Spencer/Philip Thomas
The Hain Food Group                               The P.L. Thomas Group, Inc.
(516) 237-6200                                    (312) 906-8060


                            HAIN FOOD GROUP ACQUIRES
                 HEALTH VALLEY(R), BREADSHOP'S(R) AND CASBAH(R)



     Uniondale, NY, April 6, 1999 -- The Hain Food Group, Inc. (Nasdaq: HAIN) announced a purchase agreement to acquire the stock of privately held Natural Nutrition Group, Inc., a leading manufacturer and marketer of premium natural and organic food products in the United States sold under the Health Valley(R), Breadshop's(R) and Casbah(R) brands. The purchase price consists of $70 million in cash and a five year $10 million convertible note. The acquisition is expected to be accretive and to close on or about May 5, 1999, subject to obtaining customary regulatory approvals, according to Irwin D. Simon, president and chief executive officer.

     Natural Nutrition Group, headquartered in Chicago with manufacturing facilities in California, manufactures and markets over 200 products including breakfast cereals and granolas, granola bars, cereal bars, cookies, crackers, and other baked goods, and canned and instant soups and chilis, as well as other food products, primarily under its Health Valley, Breadshop's and Casbah brands. Natural Nutrition Group's branded products are made using only natural ingredients and many of the products are also made with organic ingredients, which complements Hain's existing product offerings.

     Many of the Natural Nutrition Group's products have been marketed for over 25 years and include Health Valley(R) Spicy Vegetarian Chili, Breadshop's(R) Honey Gone Nuts(R) Cereal, Health Valley(R) Apple Cobbler Cereal Bars, Health Valley(R) Amazing Apple!(R) Hot Breakfast Cereal, Health Valley(R) Soy Moo(R) Non-


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Dairy Beverage and Casbah(R) Teapot Soups. Annual revenues of the acquired brands are approximately $75 million.

     Simon commented, "This acquisition, following our acquisitions last July of the Arrowhead Mills, DeBoles Nutritional Foods, Terra Chips and Garden of Eatin' businesses, is a major accomplishment that further solidifies our role as a leading natural food company and brings our annual sales to approximately $300 million. The brands we are acquiring represent an ideal strategic fit and include important natural food categories that complement our existing categories and enhance our sales base with our existing customers. We are particularly excited about the potential synergies between these new brands and our existing business. Like our prior successful acquisitions, we anticipate efficiencies and cost savings in the manufacturing, distribution, sales, marketing, general and administrative functions."

     The Company also announced that it has arranged a committed $160 million senior secured loan facility with IBJ Whitehall Bank & Trust Company, as administrative agent and arranger, and Fleet Bank, N.A., as syndication agent and co-arranger, which provides for a $30 million revolving credit facility and $130 million of term loans. This facility will be used to complete this acquisition, refinance the Company's existing indebtedness and provide for ongoing working capital needs. It is expected that the closing of this credit facility will coincide with the closing of the acquisition of Natural Nutrition Group.

     Bear, Stearns & Co. Inc. acted as advisors for The Hain Food Group in connection with this acquisition.

     Certain of the statements in this press release are forward looking in nature and, accordingly, are subject to risks and uncertainties. The actual results may differ from those described or contemplated.

     The Hain Food Group, headquartered in Uniondale, NY, is a natural, specialty and snack food company. The Company is a leader in many of the top 15 natural food categories, with such well-known natural food product lines as Hain Pure Foods(R), Westbrae(R) Natural, Westsoy(R), Arrowhead Mills(R), Garden of Eatin'(R), Terra Chips(R), DeBoles(R), Earth's Best(R) and Nile Spice. The Company's principal specialty and snack food product lines include Hollywood(R) cooking oils, Estee(R) sugar-free products, Weight Watchers(R) dry and refrigerated products, Kineret(R) kosher


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foods, Boston Better Snacks(R), Harry's Premium Snacks and Alba Foods(R).